VARIABLE ANNUITY ACCOUNT C

ING Life Insurance and Annuity Company

State University of New York Defined Contribution Retirement Plan

Supplement Dated September 2, 2003 to
Prospectus and Contract Prospectus Summary
Each dated May 1, 2003

GENERAL DESCRIPTION OF ING GET U.S. CORE PORTFOLIO - SERIES 2 (GET Series 2 or the Series)
GET Series 2 is an investment option that may be available during the accumulation phase of the contract. ING Life Insurance and Annuity Company (the Company or we) makes a guarantee, as described below, when you direct money into GET Series 2. ING Investments, LLC serves as the investment adviser and Aeltus Investment Management, Inc. (ING Aeltus) serves as investment sub-adviser to GET Series 2.

We will offer GET Series 2 shares only during the offering period, which is scheduled to run from September 12, 2003 through the close of business of the New York Stock Exchange on December 11, 2003. Please read the GET Series 2 prospectus for a more complete description of GET Series 2, including its charges and expenses. A GET Series 2 prospectus may be obtained, free of charge, from the Service Center at the address listed in the "Contract Overview - Questions: Contacting the Company" section of the Prospectus and on the first page of the Contract Prospectus Summary, by accessing the SEC web site or by contacting the SEC Public Reference Room.

INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENT STRATEGIES OF GET SERIES 2
The Series seeks to achieve maximum total return and minimal exposure of the Series assets to a market value loss by participating, to the extent possible, in favorable equity market performance during the guarantee period.

The only time that investors may purchase shares of GET Series 2 is during the offering period. During the offering period, all GET Series 2 assets will be invested in short-term instruments. GET Series 2's guarantee period commences on December 12, 2003 and runs through December 12, 2008. During the guarantee period, the assets of GET Series 2 will be allocated between the "Equity Component" and the "Fixed Component" in accordance with the proprietary computer model used by ING Aeltus, the sub-adviser to GET Series 2. This asset allocation strategy seeks to optimize the exposure of the Series to the Equity Component while protecting Series assets. The model evaluates a number of factors, including interest rates, equity market volatility, the Series' total annual expenses, insurance company separate account expenses and the maturity date of GET Series 2, in determining the appropriate allocation between the Equity Component and the Fixed Component.

The Equity Component consists of common stocks included in the Standard and Poor's 500 Composite Stock Price Index (S&P 500), futures contracts on the S&P 500, and, when the Equity Component's market value is $5 million or less, investments in exchange traded funds (ETFs) that can reasonably be expected to have at least a 95% correlation ratio with the S&P 500, in S&P 500 futures, or in a combination of S&P 500 futures and ETFs. In ordinary circumstances, at least 80% of the amounts allocated to the Equity Component will be invested in stocks included in the S&P 500. Generally, ING Aeltus manages the Equity Component in accordance with an "enhanced index" strategy under which it overweights stocks that it believes will outperform the S&P 500 and underweights (or avoids altogether) those stocks that it believes will underperform the S&P 500. Assets allocated to the Equity Component may be reduced or eliminated in order to conserve assets at a level equal to or above the present value of the guarantee.

In managing the Fixed Component, ING Aeltus seeks to select investments for the Fixed Component with financial characteristics that will, at any point in time, closely resemble those of a portfolio of zero coupon bonds that mature within three months of the maturity date of the Series. Generally, at least 55% of the amounts allocated to the Fixed Component will consist of securities issued or guaranteed by the U.S. government, its agencies or instrumentalities. The assets allocated to the Fixed Component may also be invested in, among other things, certain mortgage backed securities, U.S. Treasury futures, and money market instruments.

GET Series 2's asset allocation strategy will be implemented by allocating assets appropriately to the Equity Component and to the Fixed Component so that no amounts are due from the Company under the guarantee. Consequently, there can be no assurance as to the percentage of assets, if any, allocated to the Equity Component, or to any investment returns generated by GET Series 2.

THE GET SERIES GUARANTEE

The guarantee period for GET Series 2 will end on December 12, 2008, which is GET Series 2's maturity date. The Company guarantees that the value of an accumulation unit of the GET Series 2 subaccount under the contract on the maturity date (as valued after the close of business on December 12, 2008), will not be less than its value as determined after the close of business on the last day of the offering period. This guarantee is dependent upon the Company's claims-paying ability. If the value on the maturity date is lower than it was on the last day of the offering period, we will transfer funds from our general account to the GET Series 2 subaccount to make up the difference. This means that if you remain invested in GET Series 2 until the maturity date, at the maturity date you will receive no less than the value of your separate account investment directed to GET Series 2 as of the last day of the offering period, less any amounts you transfer or withdraw from the GET Series 2 subaccount.

If you withdraw or transfer funds from GET Series 2 before the maturity date, we will process the transactions at the actual unit value next determined after we receive your order. The guarantee will not apply to these amounts.

MATURITY DATE

Before the maturity date, we will send a notice to each contact holder or participant who has amounts in GET Series 2. This notice will remind you that the maturity date is approaching and that you must choose other investment options for your GET Series 2 amounts. If you do not make a choice on the maturity date, we will transfer your GET Series 2 amounts to the Series of the GET Portfolio that we are currently offering at that time, assuming that we are offering a GET Series at that time and that it is made available under your contract. If no GET Portfolio Series is available, we will transfer your GET Series 2 amounts to a balanced fund advised by ING Investments, LLC (or another adviser affiliated with the Company) available under the Contract that has the best 5-year standardized performance. If there are no such balanced funds available under the contract, we will transfer your GET Series 2 amounts to a core U.S. equity fund advised by ING Investments, LLC (or another adviser affiliated with the Company) available under the contract that has the best 5-year standardized performance.

The following information supplements the "Fee Table" section in the Prospectus and the table in the "Charges and Deductions" section of the Prospectus Summary:

FEES DEDUCTED FROM THE GET SERIES 2 SUBACCOUNT DURING THE ACCUMULATION PHASE
(Daily deductions equal to the given percentage of values invested in the subaccount on an annual basis)

Separate Account Annual Expenses (as a percentage of average account value)

Mortality and Expense Risk Charge	0.75%
Administrative Expense Charge	0.25%
GET Series 2 Guarantee Charge (deducted daily during the guarantee period)	0.25%
Total Separate Account Annual Expenses	1.25%

FEES DEDUCTED BY THE FUNDS

The following information supplements the Fund Expense Table contained in the "Fee Table - Fees Deducted by the Funds" section of the Prospectus and the expense table in the "Charges and Deductions" section of the Prospectus Summary:

GET Series 2 Annual Expenses
(As a percentage of the average net assets)[1]

	Management (Advisory) Fees [2]	12b-1 Fee [3]	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses [4]
GET Series 2	0.60%	0.25%	0.15%	1.00%	-	1.00%

For more information regarding expenses paid out of assets of the Series, see the GET Series 2 prospectus.

[1] This table shows the estimated operating expenses for the Series as a ratio of expenses to average daily net assets.

[2] The Management (Advisory) Fee will be 0.25% during the offering period and 0.60% during the guarantee period.

[3] Pursuant to a Plan of Distribution adopted by the Series under Rule 12b-1 under the 1940 Act, the Series pays ING Funds Distributor, Inc. (the "Distributor") an annual fee of up to 0.25% of average daily net assets attributable to the Series' shares. The distribution fee may be used by the Distributor for the purpose of financing any activity which is primarily intended to result in the sale of shares of the Series, including payment of the fee to ING Life Insurance and Annuity Company in connection with the use of the Series under the Company's variable annuity contracts, and providing related services.

[4] ING Investments, LLC has entered into an expense limitation contract with the Series, under which it will limit expenses of the Series, excluding expenses such as interest, taxes, brokerage and extraordinary expenses to 0.65% during the offering period and 1.00% during the guarantee period, through December 31, 2004. Fee waiver and/or reimbursements by ING Investments, LLC may vary in order to achieve such contractually obligated "Net Annual Fund Operating Expenses".

The following information supplements the "Hypothetical Examples" section in the Prospectus:

Hypothetical Example – GET Series 2
The following example is intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include the separate account annual expenses applicable to the GET Series 2 subaccount, and fund fees and expenses (until GET Series 2's maturity date).

The following example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the fees and expenses as listed in the "Total Annual Fund Operating Expenses" column on the previous page. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years	5 Years
GET Series 2	$228	$703	$1,205

VARIABLE ANNUITY ACCOUNT C

ING Life Insurance and Annuity Company

State University of New York Defined Contribution Retirement Plan

Supplement Dated September 2, 2003 to
Prospectus and Contract Prospectus Summary
Each dated May 1, 2003

The information in this supplement updates and amends certain information in the Prospectus and Contract Prospectus Summary each dated May 1, 2003. You should read this supplement along with the Prospectus and Contract Prospectus Summary.

1. Effective October 17, 2003, transfers or deposits to the Oppenheimer Strategic Bond Fund/VA subaccount are only allowed for participants who have a current balance in the subaccount as of that date or are currently directing periodic allocations into the subaccount as of that date. If at any time a participant has no balance in the subaccount and is not making a current allocation into the subaccount, no further transfers or deposits into the subaccount are allowed for that participant. Transfers from the subaccount are allowed at any time. As soon as all those who have current allocations to the subaccount under the contract have redirected their allocations to other investment options, we will close the subaccount to all new transfers and deposits.

2. Effective September 2, 2003 the following new investment options are available under your plan:

Franklin Small Cap Value Securities Fund (Class 2)
ING PIMCO Total Return Portfolio (Service Class)
ING VP International Value Portfolio (Class R)
ING VP Small Company Portfolio (Class R)
Lord Abbett Mid-Cap Value Portfolio (Class VC)

3. The following adds information about the new funds to "Fees Deducted by the Funds" on page 8 of the Prospectus. In addition:
- the "Total Annual Fund Operating Expenses" column shown below supplements column 4 on page 7 of the Contract Prospectus Summary; and
- the "Net Annual Fund Operating Expenses" column shown below supplements footnote 1 on page 7 of the Contract Prospectus Summary with respect to those funds that have fee waivers and reductions.

Fund Name	Management (Advisory) Fees	12b-1 Fee	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses
Franklin Small Cap Value Securities Fund (Class 2)[9]	0.59%	0.25%	0.20%	1.04%	0.03%	1.01%
ING PIMCO Total Return Portfolio (Service Class)[10]	0.50%	--	0.60%	1.10%	--	1.10%
ING VP International Value Portfolio (Class R)[11][12]	1.00%	--	0.58%	1.58%	0.58%	1.00%
ING VP Small Company Portfolio (Class R)[13]	0.75%	--	0.12%	0.87%	--	0.87%
Lord Abbett Mid-Cap Value Portfolio (Class VC)[14]	0.75%	--	0.40%	1.15%	0.00%	1.15%

Footnotes to "Fund Expense Table"

(9) The Fund's Class 2 distribution plan or "Rule 12b-1 plan" is described in the Fund's prospectus. The Fund's manager had agreed in advance to reduce its fee to reflect reduced services resulting from the Fund's investment in a Franklin Templeton money fund for cash management. This reduction is required by the Fund's Board of Trustees and an exemptive order by the Securities and Exchange Commission.

(10) The fees and expenses shown in the above table are based on estimated expenses for the current fiscal year. "Other Expenses" include a Shareholder Services fee of 0.25%.

(11) ING Funds Services, LLC receives an annual administration fee equal to 0.10% of average daily net assets. This amount is included in "Other Expenses" in the table above. ING Investments, LLC has entered into written expense limitation agreements with each Portfolio under which it will limit expenses of the Portfolio, excluding interest, taxes, brokerage and extraordinary expenses, subject to possible recoupment by ING Investments, LLC within three years. The amount of the Portfolios' expenses waived or reimbursed during the last fiscal year by the Portfolio's investment adviser is shown under the heading "Fees and Expenses Waived or Reimbursed." The expense limits will continue through at least December 31, 2003.

(12) This table shows the estimated operating expenses for each Portfolio as a ratio of expenses to average net assets. These estimates are based on each Portfolio's actual operating expenses for its most recently completed fiscal year and fee waivers to which the Portfolio's adviser has agreed for each Portfolio.

(13) Effective March 1, 2002, ING Investments, LLC, the investment adviser to each Portfolio, entered into written expense limitation agreements with each Portfolio (except Balanced, Bond, Growth and Income, and Money Market) under which it will limit expenses of the Portfolios, excluding interest, brokerage and extraordinary expenses, subject to possible recoupment by the investment adviser within three years. For each Portfolio, the expense limits will continue through at least December 31, 2003. The expense limitation agreements are contractual. The amounts of each Portfolio's expenses waived or reimbursed during the last fiscal year are shown under "Fees and Expenses Waived or Reimbursed" in the table above.

(14) "Other Expenses," "Total Annual Fund Operating Expenses," "Fees and Expenses Waived or Reimbursed" and "Net Annual Fund Operating Expenses" for the Lord Abbett Series Fund Mid-Cap Value Portfolio have been restated based on estimates for the current fiscal year. For the year 2003, Lord, Abbett & Co. LLC has contractually agreed to reimburse a portion of the Mid-Cap Value Portfolio's expenses to the extent necessary to maintain its "Other Expenses" at an aggregate rate of 0.40% of its average daily net assets.

4. The minimum and maximum total annual fund operating expenses shown in the Prospectus did not change with the addition of the funds in item 2 of this supplement. Therefore, there is no change to the hypothetical examples shown in the Prospectus and Contract Prospectus Summary.

5. The following information is added to Appendix III, Fund Descriptions, in the Prospectus.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
Franklin Templeton Variable Insurance Products Trust – Franklin Small Cap Value Securities Fund (Class 2 Shares)	Franklin Advisory Services, LLC	A *nondiversified* fund that seeks long-term total return. The fund will normally invest at least 80% of net assets in investments of small capitalization companies that have market capitalization values not exceeding $2.5 billion, at the time of purchase.
ING Partners, Inc. – ING PIMCO Total Return Portfolio (Service Class)	ING Life Insurance and Annuity Company

Subadviser: Pacific Investment Management Company LLC | Seeks maximum total return, consistent with capital preservation and prudent investment management. Invests under normal circumstances at least 65% of net assets plus borrowings for investment purposes in a diversified portfolio of fixed income instruments of varying maturities. Invests primarily in investment grade debt securities, but may invest up to 10% of its assets in high yield securities ("junk bonds") rated B or higher by Moody's or S&P, or, if unrated, determined by the subadviser to be of comparable quality. |
| **ING Variable Products Trust – ING VP International Value Portfolio (Class R Shares)** | ING Investments, LLC | Seeks long-term capital appreciation. Invests primarily in foreign companies with market capitalizations greater than $1 billion, but may hold up to 25% of assets in companies with smaller market capitalization. Under normal circumstances, will invest at least 65% of total assets in securities of companies located in at least three countries other than the U.S., which may include emerging market countries. |

ING Variable Portfolios, Inc. – ING VP Small Company Portfolio (Class R Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks and securities convertible into common stocks of companies with smaller market capitalizations. Under normal market conditions, invests at least 80% of net assets in common stocks and securities convertible into common stock of small-capitalization companies, defined as: 1) the 2,000 smallest of the 3,000 largest U.S. companies (as measured by market capitalization); 2) all companies not included above that are included in the Standard & Poor's SmallCap 600 Index or the Russell 2000 Index; and 3) companies with market capitalizations lower than companies included in the first two categories.
Lord Abbett Series Fund, Inc. – Mid-Cap Value Portfolio (Class VC Shares)	Lord, Abbett & Co. LLC	Seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace. Normally invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in equity securities of mid-sized companies, those with market capitalizations of roughly $500 million to $10 billion, at the time of purchase. This market capitalization range may vary in response to changes in the markets.

VARIABLE ANNUITY ACCOUNT C

ING Life Insurance and Annuity Company

State University of New York Defined Contribution Retirement Plan

Supplement Dated September 2, 2003 to the
Statement of Additional Information dated May 1, 2003

The information in this supplement updates and amends certain information in the Statement of Additional Information (SAI) dated May 1, 2003. You should read this supplement along with the SAI.

1. Effective October 17, 2003, transfers or deposits to the Oppenheimer Strategic Bond Fund/VA subaccount are only allowed for participants who have a current balance in the subaccount as of that date or are currently directing periodic allocations into the subaccount as of that date. If at any time a participant has no balance in the subaccount and is not making a current allocation into the subaccount, no further transfers or deposits into the subaccount are allowed for that participant. Transfers from the subaccount are allowed at any time. As soon as all those who have current allocations to the subaccount under the contract have redirected their allocations to other investment options, we will close the subaccount to all new transfers and deposits.

2. The section entitled "Variable Annuity Account C" is amended to include the following funds on the list of funds that may be available under the contract.

   - Franklin Small Cap Value Securities Fund (Class 2)
   - ING PIMCO Total Return Portfolio (Service Class)
   - ING VP International Value Portfolio (Class R)
   - ING VP Small Company Portfolio (Class R)
   - Lord Abbett Mid-Cap Value Portfolio (Class VC)

3. The section entitled "Average Annual Total Return Quotations - Standardized and Non-Standardized" is amended to add the following information:

SUBACCOUNT	STANDARDIZED				Date Contributions First Received Under the Separate Account
	1 Year	5 Year	10 Year	Since Inception*	
Franklin Small Cap Value Securities Fund (Class 2)	(10.17%)			(5.13%)	08/31/2001
ING PIMCO Total Return Portfolio (Service Class)				7.20%	05/03/2002
ING VP International Value Portfolio (Class R)	(16.49%)			(13.66%)	07/26/2001
ING VP Small Company Portfolio (Class R)	(23.99%)	1.40%		4.74%	05/30/1997
Lord Abbett Mid-Cap Value Portfolio (Class VC)	(10.68%)			(4.99%)	07/26/2001

*   Reflects performance from the date contributions were first received in the fund under the separate account.

SUBACCOUNT	NON-STANDARDIZED					Fund Inception Date
	1 Year	3 Years	5 Years	10 Years	Since Inception**	
Franklin Small Cap Value Securities Fund (Class 2)	(10.17%)	7.80%			(0.58%)	05/01/1998
ING PIMCO Total Return Portfolio (Service Class)					7.19%	05/01/2002
ING VP International Value Portfolio (Class R)	(16.49%)	(9.43%)	4.94%		4.72%	08/08/1997
ING VP Small Company Portfolio (Class R)	(23.99%)	(6.14%)	1.40%		6.31%	12/27/1996
Lord Abbett Mid-Cap Value Portfolio (Class VC)	(10.68%)	12.99%			11.21%	09/15/1999

**   Reflects performance from the fund's inception date.